Item 7: Order Types and Attributes

    a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

        i. *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

        ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

        iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

        iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

        v. *whether an order type is eligible for routing to other Trading Centers;*

        vi. *the time-in-force instructions that can be used or not used with each order type;*

        vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

        viii. *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

ORDER TYPES: The ATS accepts both "buy" and "sell" orders. The ATS offers market orders, limit orders, and pegged orders. "Market" is an order to buy or sell immediately at the best available price. "Limit" is an order to buy or sell at a specified price or better. "Pegged" is an order to buy or sell at a price relative to a benchmark reference price.

All Subscribers may submit orders to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt." All of the above listed order types are available across all forms of connectivity to the ATS. All of the above pricing instructions are available for both committed and uncommitted orders and in both AutoEx and Confirm modes.

PRIORITY: The ATS supports two trading modes: AutoEx and Confirm mode (See Part III, Item 11 for a discussion of Trading Modes). Both AutoEx and Confirm modes allow for "committed" and "uncommitted" orders. Orders submitted in any trading mode, whether committed or uncommitted, are executed based on strict time priority, marketability and in accordance with the order's designated trading mode and any Subscriber-selected counterparty restrictions (i.e. for priority purposes, the ATS does not differentiate between orders based on trading mode or whether the order is committed or uncommitted). Additionally, uncommitted orders retain their time priority when converted to and from committed orders.

No two orders can enter the ATS at precisely the same time, so time priority is determined by the actual time an order is received by the ATS. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes. Except as otherwise noted herein, all orders will retain the original time-stamp received upon entry to the ATS.

PRICING INSTRUCTIONS: the ATS currently supports the following reference prices for pegged orders: (1) Last Executed Price: limit is derived from the last executed trade price as published to the consolidated tape; (2) Volume Weighted Average Price: limit is the trading day's current volume-weighted average price as determined by IMDS; (3) Midpoint: limit is the current midpoint of the NBBO; (4) Market: limit is the current national best offer ("**NBO**") for buy orders and current national best bid ("**NBB**") for sell orders; and (5) Primary: limit is the current NBB for buy orders and current NBO for sell orders. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes.

Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

COMMITTED AND UNCOMMITTED ORDERS: Subscribers may submit orders

to the ATS designated as "committed" or "uncommitted." A committed order is an order submitted by a Subscriber for execution on the ATS where the shares are unavailable for execution on any other platform. An uncommitted order is a "conditional" order submitted by a Subscriber to the ATS where the shares underlying the order are being represented at another market center. Uncommitted orders are not executed on the ATS until the ATS has verified that the Subscriber's shares are still available.

Generally, Subscribers registering trading interest on the Front End may submit both committed and uncommitted orders. Trading interest submitted to the Front End automatically via blotter integration is submitted on an uncommitted basis.

TIME IN FORCE: Subscribers that submit orders or trading interest to the Front End for possible matching and execution in the ATS through a FIX connection may designate their orders as either "day" or immediate or cancel ("**IOC**"). The IOC instruction is available in both AutoEx and Confirm mode. Orders designated as immediate or cancel may only be submitted as committed orders and are canceled promptly following their submission unless those orders are immediately matched (i.e., against an existing resting order) in the ATS. In either mode, following an initial match, the matching logic will repeat until the IOC order is fully filled or no longer matches a contra order. Subscribers submitting orders as IOC must set standing instructions regarding the handling of IOC orders following a match (i.e., preselect an amount of time where the matching logic will attempt subsequent matches prior to cancelling the IOC order).

By default, the ATS designates all orders submitted manually to it by Subscribers using the Desktop Application as "day" orders.

Subscribers utilizing the Desktop Application may also utilize the following timing options: (1) Automatic cancelation of "day" orders in the event the remaining shares are less than ~~2,500~~100 shares after a partial fill; (2) Automatic cancelation of "day" orders that have not received a partial fill from the ATS within a period of time configurable by the Subscriber (the configured period of time will reset after each partial fill); (3) Automatic cancelation of "day" orders where the Subscriber logs out of or is otherwise disconnected from the Desktop Application, unless the relevant Subscriber has provided a separate standing instruction to the Firm indicating this event should not result in the removal of any orders from the ATS; and (4) Automatic cancelation of "market" orders for Subscribers that have instructed that every order have a limit and the Subscriber has submitted an order through the Front End without a limit.

Subscribers not electing to utilize the Desktop Application may also include

the following timing options: (1) Automatic cancelation of "day" orders in the event the remaining shares are less than ~~2,500~~100 shares after a partial fill; (2) Automatic cancelation of "day" orders in the event that the connectivity between the Subscriber's systems and the ATS or Front End, as applicable, is disconnected; (3) Automatic cancelation of "day" orders that have not received a partial fill from the ATS within a period of time configurable by the Subscriber (the configured period of time will reset after each partial fill); and (4) Automatic cancelation of "market" orders for Subscribers that have instructed that every order have a limit and the Subscriber has submitted an order through the Front End without a limit.

The ATS treats all uncommitted orders as "day" orders. However, if the ATS is informed that the shares underlying an uncommitted order have been removed from the Subscriber's blotter, the ATS will cancel the relevant uncommitted order.

ORDER MODIFICATION: Subscribers may modify, replace, or cancel their orders at their discretion. Except as noted below, modifications to a Subscriber order (e.g. switching trading modes for a specific order or changing the orders designation as committed or uncommitted) do not affect the order's priority. Orders that are cancelled will not maintain their original priority.

As described in Part III, Item 8 below, the ATS has certain minimum size requirements. In the event a Subscriber enters an order or trading interest in Confirm Mode, in a quantity below the required minimum, and subsequently raises the share quantity to a value at or above the minimum size requirement, that order will not retain its original priority.

ROUTABILITY: Subscribers may route orders through the Front End to the ATS and to other market centers, including other alternative trading systems operated by ILLC. Subscribers may elect to represent in the ATS, on a conditional basis, trading interest routed to another market center (i.e., submit an uncommitted order to the ATS where "firm" trading interest has been submitted to another market center). Where eligible contra-side interest exists, the ATS will request that the Front End "confirm" an uncommitted order in the ATS. Following such a confirmation, the ATS will release any unexecuted shares back to the Front End, which may route those shares to another market center, including other alternative trading systems operated by ILLC. The ATS is not involved in any such routing determinations.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only broker-dealer Subscribers may submit orders marked short-sell exempt.

Item 8:   Order Sizes

a. *Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?*

☒ *Yes*   ☐ *No*

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

MINIMUM SIZE REQUIREMENTS: AutoEx orders must have a minimum quantity of ~~2,500~~100 shares per match. Subscribers may register trading interest of any size on the Front End. Trading interest less than ~~2,500~~100 shares is ineligible for matching within the ATS. For example, a Subscriber utilizing blotter integration may allow AutoEx orders comprising less than ~~2,500~~100 shares to be registered on the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard AutoEx orders for less than ~~2,500~~100 shares (i.e., the blotter integration functionality would not register specific trading interest on the Front End for such a Subscriber unless such trading interest is for ~~2,500~~100 shares or more). The ATS does not aggregate orders for matching or execution.

Confirm Mode orders must have the minimum quantities set forth below as determined by the underlying security's 30-day average daily trading volume: Micro - 0 to 1,000,000 average daily volume - 5,000 share minimum quantity; Medium - 1,000,001 to 10,000,000 average daily volume - 25,000 share minimum quantity; Large - 10,000,001 and up average daily volume - 100,000 share minimum quantity. Trading interest submitted in Confirm Mode that fails to meet these minimum quantities are ineligible for matching within the ATS. For example, a Subscriber utilizing blotter integration may allow Confirm mode orders comprising less than the required minimum shares to be registered to the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard Confirm mode orders comprising less than the required minimum shares.

ACTIVITY ALERTS AND INDICATIONS OF INTEREST: The Front End includes certain messaging and conditional order functionality as discussed in Part III, Item 9. Activity Alerts are system generated messages indicating contra-side activity that has been submitted to the Front End. To be eligible to receive Activity Alerts, Subscribers must have contraside interest registered to the Front End comprising at least ~~5000~~2,500 shares. The system will not generate Activity Alerts for trading interest registered to the Front End that comprises less than ~~5000~~2,500 shares.

Subscriber Generated IOIs may only be sent by Front End users that have registered their trading interest in Auto Ex mode. Such users may only IOI an amount of shares less than or equal to the amount of shares submitted in Auto Ex mode and cannot IOI less than the 5,000 share minimum quantity. Subscribers may receive Agency IOIs for any amount.

b. *If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Does the NMS Stock ATS accept or execute odd-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

The ATS will accept any order subject to any instructions placed on such order by the Subscriber. The ATS will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. The ATS will not execute odd-lot orders.

d. *If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

e. *Does the NMS Stock ATS accept or execute mixed-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

The ATS will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. By default, mixed lots are treated the same as round lots. However, the ATS offers functionality to allow Subscribers to limit their order executions to round lots; if a Subscriber elects to use this functionality, the ATS automatically rounds down the execution amount for both sides of the potential trade to the nearest hundred shares.

f. *If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*